

Mail Stop 3561

July 25, 2016

Jeffrey C. Newman
Chief Financial Officer
MGE Energy, Inc.
Madison Gas and Electric Company
133 South Blair Street
Madison, Wisconsin 53703

  Re: MGE Energy, Inc.
     Madison Gas and Electric Company
     Forms 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 25, 2016
     File No. 0-49965 and 0-1125

Dear Mr. Newman:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 18. Commitments and Contingencies

d. Legal Matters – MGE Energy and MGE, page 98

1. We note your disclosure that you are involved in various legal matters, that you maintain accruals for such litigation that are probable and reasonably estimable and that the accruals are not material. Please tell us and disclose in future filings whether litigation losses are expected to have a material impact on income, financial position or cash flows and/or disclose the range of reasonably possible losses. Please refer to ASC 450-20-50-3 and 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comment.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products